

April 1, 2011

Ms. Joy Lambert Phillips
General Counsel
Hancock Holding Company
One Hancock Plaza, 2510 14th Street
Gulfport, Mississippi 39501

**Re:     Hancock Holding Company**
          **Form 10-K for the Fiscal Year Ended December 31, 2010**
          **Filed February 28, 2011**
          **Definitive Proxy Statement on Schedule 14A**
          **Filed February 28, 2011**
          **File No. 000-13089**

Dear Ms. Phillips:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,


                                        Erin Purnell
                                        Attorney